Exhibit 99.1

Azure Power Global Limited Announces Final Decision of NYSE Committee Following Appeal of NYSE Delisting Determination

New Delhi, November 1, 2023: Azure Power Global Limited (the “Company” or “Azure Power”), a leading sustainable energy solutions provider and renewable power producer in India, today announced that, following its review of the determination of the staff of New York Stock Exchange Regulation (the “NYSE Staff”) to delist the Company’s equity shares from trading on the New York Stock Exchange LLC (the “NYSE”), on October 30, 2023, a Committee of the Board of Directors of the NYSE (the “NYSE Committee”) reached a final decision to uphold the delisting determination (the “Final Delisting Decision”). On October 31, 2023, the NYSE filed a Form 25 notification of removal from listing with the U.S. Securities and Exchange Commission (the “SEC”).

The Company filed its annual report on Form 20-F (including its consolidated financial statements) for the year ended March 31, 2022 on October 12, 2023 in line with its earlier guidance. The Company’s annual report on Form 20-F (including its consolidated financial statements) for the year ended March 31, 2023 is yet to be filed.

The Company received a notice of the delisting determination by the NYSE Staff on July 13, 2023. On July 26, 2023, the Company submitted a request for a review of the delisting determination by the NYSE Committee. On August 7, 2023, the NYSE Office of General Counsel, acting as counsel to the NYSE Committee, delivered a letter to both the Company and the Staff, informing the parties that the date of the review would be October 16, 2023 (the “Review Date”), setting forth a timetable prior to the Review Date for the Company to make a submissions to the NYSE Committee, and acknowledging the Company’s request to make an oral presentation on the Review Date.

The Company delivered its submission on September 1, 2023, emphasizing that it had taken substantial steps to remediate the issues that led to delay in filing of its annual report on Form 20-F for the fiscal year ended March 31, 2022 and current report on Form 6-K for the half year ended September 30, 2022.

The Staff delivered its submission on September 29, 2023, stating, among other things, that Section 802.01E of the NYSE Listed Company Manual does not give the NYSE any discretion to provide a company with more than twelve months to submit all outstanding SEC filings and that there are no grounds in the rule on which the Company’s listing could be reinstated. On the Review Date, Company’s legal advisors made an oral presentation on its behalf before the NYSE Committee. However, the NYSE Committee affirmed the Staff’s determination.

The removal of the Company’s shares from listing on the NYSE will become effective on November 13, 2023, i.e., ten days after the filing of the Form 25 Notification of Removal from Listing. Following the delisting from the NYSE, the Company will continue to adhere to its SEC reporting obligations as long as its shares are registered under the U.S. Securities Exchange Act of 1934, as amended.

As noted in the Company’s press release dated July 13, 2023, its shares are currently available for trade only on the over-the-counter (or OTC) "expert" market, where quotations are available to only the broker-dealers and not to retail investors. Investors would need to contact their respective US broker-dealers to trade in their shares on the OTC expert market. With this Final Delisting Decision by the NYSE, the Company plans to apply to the OTC Markets Group to permit its shares to be traded on the OTCQX market, which

Exhibit 99.1

market provides for public quotations and retail trading, once the Company is current in all its delayed SEC filings, including filing its Form 20-F for the year ended March 31, 2023.

Exhibit 99.1

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure Power developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure Power, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com